Peoples Bancorp Inc.
138 Putnam Street
P.O. Box 738
Marietta, OH  45750-0738
(740) 374-6136
www.peoplesbancorp.com

December 12, 2008

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	Peoples Bancorp Inc. – Definitive Proxy Materials related to Special Meeting of Shareholders to be held on January 22, 2009

Ladies and Gentlemen:

In accordance with Rule 14a-6(b) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), we are transmitting herewith for filing definitive copies of the Letter to Shareholders, Notice of Special Meeting of Shareholders, Proxy Statement and form of proxy (collectively, the “Proxy Materials”) to be furnished to the shareholders of Peoples Bancorp Inc. (the “Company”) in connection with the solicitation of proxies by the Board of Directors of the Company to vote at the Special Meeting of Shareholders (the “Special Meeting”) to be held on January 22, 2009.

The Company filed preliminary copies of the Proxy Materials with the Securities and Exchange Commission (the “Commission”) on November 13, 2008.  The Company received comments from the Commission in respect of the preliminary Proxy materials by letter dated November 20, 2008, from Kathryn McHale, Staff Attorney (the “Commission Comment Letter”).  The Company responded to the comments raised in the Commission Comment Letter in a letter filed with the Commission via EDGAR on November 26, 2008.  The definitive Proxy materials reflect the correspondence between representatives of the Company and the Commission.

The purposes of the Special Meeting are to (a) consider and vote upon a proposal to adopt an amendment to Article FOURTH of the Company’s Amended Articles of Incorporation to authorize the Company to issue up to 50,000 preferred shares; and (b) consider and vote upon a proposal to approve the adjournment of the Special Meeting, if necessary, to solicit additional proxies, in the event there are not sufficient votes at the time of the Special Meeting to adopt the proposed amendment to Article FOURTH of the Company’s Amended Articles of Incorporation.

Securities and Exchange Commission
December 12, 2008

The Company intends to release the definitive Proxy Materials to shareholders on or about December 17, 2008.

If you have any questions or comments with respect to the accompanying definitive Proxy Materials, please call the undersigned at (740) 376-7108 or the Company’s outside legal counsel, Elizabeth (“Betsy”) Turrell Farrar at (614) 464-5607.

                                    Very truly yours,
                                    Peoples Bancorp Inc.

                                                                    /s/ EDWARD G. SLOANE

                                    Edward G. Sloane
                                    Chief Financial Officer and Treasurer

c:           Kathryn McHale (Securities and Exchange Commission)
              Matt McNair (Securities and Exchange Commission)